

Message More...

Gabriel (Gabe) Grant

Principal at Spectrum Development Solutions

Seattle, Washington · 500+ connections · See contact info

Spectrum Development S...

Harvard University

About

Gabe is a Seattle native with a passion for creating great places, a deep commitment to civic affairs, and a strong multi-disciplinary approach to real estate. He has extensive experience identifying investment opportunities, structuring and negotiating complex real estate ventures, and managing the creative development a ... see more

Experience

Principal

Spectrum Development Solutions, LLC

Nov 2015 – Present · 3 yrs 8 mos

Seattle, WA

http://spectrumdevsolutions.com/



Seattle's Most Patient Developers



Bucking the Trend

Vice President

HAL Real Estate Investments

Nov 2007 – 2015 · 8 yrs

www.halrealestate.com

Senior Project Manager

AF Evans Development

May 2005 – Nov 2007 · 2 yrs 7 mos

Project Manager

Housing Investments / Preservation of Affordable Housing

Sep 2001 – Sep 2005 · 4 yrs 1 mo

Housing Investments Inc. (HII) is a unique development consulting firm that delivers the best services available for financing, developing and owning complex mixed use affordable housing properties.

Education

Harvard University

Fulbright Scholar
1998 – 1999

Conducted year long research study on micro-enterprise investment initiatives in Guatemala.

University of Washington
BA with Distinction
1993 – 1997
Activities and Societies: Phi Beta Kappa

Volunteer Experience

Board Chair
Bellwether Housing

Committee Member
Housing Affordability and Livability Agenda (HALA)
Nov 2014 – Nov 2015 • 1 yr 1 mo

28 member task force created by the Mayor and City Council to address Seattle's Housing Affordability and Livability Agenda (the "HALA").

http://murray.seattle.gov/housing/housing-affordability-livability-committee/

Board Member and Chair
Seattle Downtown Design Review Board
Apr 2010 – Apr 2014 • 4 yrs 1 mo